AMARC COMMENCES WORK ON FIVE MAJOR TARGETS AT ITS GALILEO PROJECT NEAR BLACKWATER, BRITISH COLUMBIA

June 28, 2012 - Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX Venture: AHR; OTCBB: AXREF) announces that field evaluation of five extensive, sulphide mineralized systems defined in 2011 by Induced Polarization (IP) ground geophysical surveys has commenced at its 100%-owned Galileo Project, located in south-central British Columbia (BC). The approximately 990 square kilometre Galileo property lies 16 kilometres west of New Gold's seven million ounce-plus bulk tonnage gold discovery at Blackwater and proximal to the notable gold-silver deposits at Capoose and 3Ts.

"We are very encouraged by the extensive IP chargeability anomalies delineated last year on the Galileo property," confirmed Amarc Executive Chairman Bob Dickinson. "Our field teams are now out on Galileo mapping and sampling over these five target areas so that they can be prioritized for drilling. In addition, results received from recent airborne geophysical surveys over our expanded claim position in the Blackwater region have identified further deposit-scale targets for ground follow up.”

In 2011 Amarc completed 4,000 line kilometres of helicopter-borne magnetic and electromagnetic geophysical surveys from which a number of deposit-scale targets were identified for field evaluation. More than 140 line kilometres of follow-up IP ground geophysical surveys over these epithermal gold-silver and porphyry gold-copper-type targets identified five target areas with the potential to represent important sulphide systems (see maps at http://www.amarcresources.com/ahr/MapsFigures.asp). Four of the defined Galileo targets areas have similar or greater dimensions than the eight square kilometre sulphide system at the Newton project, some 175 kilometres to the south. Amarc crews are now in the field carrying out geological mapping and soil and rock geochemical sampling over these five target areas so that drill priorities can be established.

In addition, the Company recently completed some 600 line kilometres of helicopter-borne, magnetic geophysical surveying over new mineral claims that have been added to the Galileo land package. A number of encouraging deposit scale targets have been identified for field evaluation this season. Permit applications for IP ground geophysical surveys over the new areas have been submitted to government.

Analytical results have also been received from an initial diamond drill program at Amarc's 100%-owned Hubble property, located approximately 35 kilometres northeast of New Gold's Blackwater deposit. A 700 metre drill program was completed to test a three square kilometre chargeability anomaly defined by IP ground geophysical surveys completed last year. The recent drilling encountered broad intervals of pyrite-bearing lithologies but no economic mineralization.

Exploration activities are ongoing at Hubble with 33 line kilometres of helicopter-borne, magnetic and electromagnetic geophysical surveying being recently completed over new mineral claims which have been added to the property. In addition, field crews will carry out geological mapping and soil and rock geochemical sampling over select areas within the property. A location map and other information regarding the Hubble Project are available on Amarc's website.

The Galileo property lies approximately 135 kilometres southwest of the town of Vanderhoof and 176 kilometres southwest of northern BC’s regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure. In addition a skilled local workforce supports an active mineral exploration industry.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release.

About Amarc Resources Ltd.

Amarc is a Vancouver-based mineral exploration and development company focused on making the next major gold discovery in BC. With a strong working capital position of $11.5 million, its exploration activities are focused on its 100% owned Newton gold discovery and the Galileo property which lies adjacent to New Gold’s Blackwater property.

Amarc is associated with Hunter Dickinson Inc. (HDI) – a diversified, global mining group with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.